

September 26, 2012

<u>Via E-mail</u>
Michael P. Going
General Counsel
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, IL 60527

> **Re:** **CNH Global N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-14528**

Dear Mr. Going:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us about any contacts with Iran, Syria and Sudan since your letter to us of December 7, 2009. As you know, Iran, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letter, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. In this regard, we note your 2012 news release stating that you will no longer carry out business activity in Iran other than to the extent required to fulfill already existing binding obligations. Please discuss these existing binding obligations. We also note a 2012 news release by your parent, Fiat Industrial S.p.A., to the same effect regarding its own Iran-related operations; that your brand Case Agriculture's website lists dealers for Iran, Syria and Sudan; Iran Iveco's website states that it sells and distributes Fiat and Fiat-subsidiary Iveco parts in Iran; a 2012 Fiat and FPT Industrial news release states that FPT Industrial

is present and has dealers in Iran and Syria; and 2012 news articles reporting that Iveco sells trucks in Iran, that Fiat's Maserati planned to open dealerships in Tehran and had opened dealerships in Damascus, Syria, and that Iveco trucks in Iran have been used to transport ballistic missiles in Iran.

Your response should describe any products, equipment or components you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please tell us whether any products you have provided directly or indirectly into Iran, Syria or Sudan can be used for or have been used for military purposes.

3. Please discuss the materiality of your direct and indirect contacts with Iran, Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan. Please address specifically the potential for reputational harm to you from Fiat's contacts with those countries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance